UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

McCORMICK & COMPANY, INCORPORATED

(Name of Issuer)

Common Stock

(Title of Class of Securities)

579780206

(CUSIP Number)

Jeffery D. Schwartz

c/o McCormick & Company, Incorporated

24 Schilling Road, Suite 1

Hunt Valley, Maryland 21031

(410) 771-7301

with a copy to:

C. Alex Bahn

Wilmer Cutler Pickering Hale and Dorr LLP

2100 Pennsylvania Avenue, NW

Washington, DC 20037

202-663-6198

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 29, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 579780206	SCHEDULE 13D

1	NAMES OF REPORTING PERSONS Lawrence E. Kurzius
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF/OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER * 1,967,254
	8	SHARED VOTING POWER * -0-
	9	SOLE DISPOSITIVE POWER * 1,967,254
	10	SHARED DISPOSITIVE POWER * -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,967,254
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) * 10.4%[1]
14	TYPE OF REPORTING PERSON (See Instructions) IN

*	See Item 5.

[1]

Based on (i) 17,393,503 shares of Common Stock outstanding as of February 28, 2023 as reported in the Issuer’s Form 10-Q filed on March 28, 2023 plus (ii) 1,572,182 shares that may become issuable upon the exercise of stock options held by the Reporting Person (including stock options that would become immediately exercisable upon a qualifying retirement) and shares of Common Stock held in a trust controlled by an independent trustee which the Reporting Person may reacquire within 60 days.

Explanatory Note

This Amendment No. 4 (the “Amendment”) amends and supplements the Schedule 13D (the “Initial Schedule 13D”) originally filed with the Securities and Exchange Commission (the “Commission”) on January 29, 2020, by Lawrence E. Kurzius (the “Reporting Person”), as amended by Amendments No. 1, No. 2 and No. 3 to Schedule 13D filed with the Commission on February 10, 2021, February 16, 2022, and February 10, 2023, respectively. Capitalized terms used but not otherwise defined in this Amendment shall have the meanings ascribed to such terms in the Schedule 13D. Except as otherwise provided herein, each Item of the Schedule 13D remains unchanged.

Item 5. Interest in Securities of the Issuer

(a)

As of the date hereof, the Reporting Person beneficially owns, in aggregate, 1,967,254 shares of Common Stock, representing 10.4% of the Issuer’s outstanding shares of Common Stock. The Reporting Person’s beneficial ownership includes 1,572,182 shares of Common Stock that may be acquired within 60 days of the date hereof pursuant to the exercise of vested stock options (including stock options that would become immediately exercisable upon a qualifying retirement) and shares of Common Stock held in a trust controlled by an independent trustee which the Reporting Person may reacquire within 60 days.

(b)	Number of shares to which such person has:

(i)	Sole power to vote or direct the vote: 1,967,254

(ii)	Shared power to vote or direct the vote: -0-

(iii)	Sole power to dispose or direct the disposition: 1,967,254

(iv)	Shared power to dispose or direct the disposition: -0-

(c)

The Reporting Person has effected no transactions in the Common Stock within the past sixty days, except as previously reported on Forms 4 filed with the Commission as follows: (i) on March 15, 2023, the Reporting Person acquired 4,307 shares of Common Stock from the vesting of RSUs, and (ii) on March 29, 2023, the Issuer granted the Reporting Person a stock option for 222,223 shares of Common Stock pursuant to the Issuer’s 2022 Omnibus Incentive Plan.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 19, 2023

Lawrence E. Kurzius

/s/ Lawrence E. Kurzius